Filed by C&J Energy Services, Inc.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: C&J Energy Services, Inc.

Commission File No: 001-35255

THE FOLLOWING INFORMATION WAS DRAFTED IN PART BY C&J AND WAS INCLUDED IN AN EMAIL AND PHYSICAL LETTER SENT TO ALL NABORS EMPLOYEES ON SEPTEMBER 18, 2014.

FREQUENTLY ASKED QUESTIONS: COMBINATION OF NABORS COMPLETION & PRODUCTION SERVICES AND NABORS PRODUCTION SERVICES WITH C&J ENERGY SERVICES, INC. (“C&J”)

GENERAL

1.	Is this a merger or an acquisition? Is C&J Energy Services acquiring us or is Nabors acquiring C&J? How will our company be organized after this transaction closes?

The transaction will be a merger of all of the Nabors Completion & Production Services (NCPS) business unit in the U.S. and all of the Nabors Production Services (NPS) business in Canada with C&J. The transaction does not include Nabors’ drilling business.

Once the deal is closed, the new, combined company will be known as C&J Energy Services Ltd., operating the current NCPS and NPS assets together with the existing C&J assets. The combined company will be represented by the C&J logo, colors and brand. C&J founder and Chief Executive Officer Josh Comstock will serve as Chief Executive Officer of the combined company. Current officers of C&J and Nabors will be a part of the operations management team which will office in Houston.

After the transaction closes, Nabors will own approximately 53% of the combined company, which is a testament to our confidence in the prospects of the combined company.

2.	What are the benefits of combining with C&J Energy Services?

The combination of NCPS and NPS with C&J creates a leading, large-scale, highly-diversified oilfield services company operating in North America with strong international growth potential. The combined company will have the largest fluid services fleet, the second largest well services fleet and the fifth largest hydraulic fracturing fleet in North America.

Combining NCPS and NPS with C&J represents a tremendous opportunity for our employees and for these businesses to grow and prosper. As a result of this transaction, C&J will be able to focus entirely on the energy services market, and Nabors can now concentrate on the drilling market. NCPS and NPS will benefit from this enhanced focus as C&J continues to invest in the growth of its business and expansion of its assets, capabilities, footprint and market share. Additionally, the new combined company will have the scale, strategic positioning and operational and financial resources needed to thrive and grow even further both in North America and internationally.

3.	When will the transaction be finalized?

We plan to close this transaction by the end of the year. The exact date is contingent on certain closing conditions, including regulatory and stockholder approval. We will keep you informed as we work towards closing and a more exact timeframe will be announced as soon as it becomes known.

4.	What are the integration plans?

We have assembled a joint integration team consisting of members from both C&J and Nabors that is developing comprehensive integration plans to ensure a smooth transition for both C&J’s and Nabors’ employees, businesses and customers. Ronnie Witherspoon, NCPS Executive Vice President of Completions, and Ed Keppler, C&J’s Senior Vice President of Corporate Oilfield Operations, are co-leading the integration efforts for the two companies as the designated Integration Management Office or IMO. We currently have twenty-six task force teams consisting of managers from all product lines and support functions charged with identifying key issues to ensure that critical integration milestones are met. We believe this collaborative approach to integration will bring together the best thinking of both organizations and is reflective of the spirit of partnership that we are striving to achieve as we bring together our two organizations.

Although integration planning is already underway, implementation will not begin until the transaction is closed. Until closing, both companies will continue to be managed independently. It is important that during this time you remain focused on your job and continue to operate as normal to best serve our customers.

EMPLOYMENT

5.	How many Nabors employees are affected by this transaction?

The plan is to combine the NCPS business in the U.S. and NPS in Canada with C&J, and employees of those businesses will transition to the new, combined company once the transaction closes. Approximately 7,500 employees will be affected by this transaction.

6.	How will employees benefit from this deal?

This transaction represents an exciting opportunity for Nabors and C&J employees. The employees of Nabors and C&J are critical in this transaction and once finalized you will be working for one of the pre-eminent completion and production services companies in North America. C&J is a high-energy entrepreneurial company with many opportunities for career growth and development and all employees will be given the opportunity to grow along with the company.

7.	What does this transaction mean to me as an employee?

Until closing, all aspects of the business will continue to operate as normal to best serve our customers and provide the same excellent level of service and safety they have come to expect from us. We ask all of you for your support in ensuring that Nabors’ operations continue to operate safely and reliably.

Following closing, we will focus on integrating our companies. Most employees are expected to experience very little change in their day-to-day responsibilities. Discussions about the best approach to positions and responsibilities post-closing will occur during the integration planning process. When we do have updates, employees will hear about them in a timely manner.

8.	Will I still report to the same person and work with the same employees?

We anticipate that most of our employees will remain in the same roles that they are in today. Unless you are told otherwise, you should continue reporting to your current manager or supervisor. If any changes are made to the reporting structure, we will inform you in a timely manner.

9.	Will any employees be laid off?

The primary motivation for this transaction is to accelerate the growth of these businesses.

One of the many benefits of combining with C&J is the expanded hydraulic fracturing, coiled tubing and wireline capabilities of the combined companies. In addition NCPS and NPS offer C&J a presence in many new market areas. For example, NCPS’ hydraulic fracturing services are well-established in the Bakken and the Marcellus, where C&J does not currently offer these services. NCPS and NPS also provide several new service offerings for C&J, including cementing and a suite of production services. There is also very little overlap between C&J’s top customers and Nabors’ top customers.

While there may be duplication in responsibilities, the synergies of the transaction and the tremendous customer demand for our services are expected to create more opportunities for all employees.

10.	C&J and NCPS have facilities in some of the same cities in the U.S. Will any facilities be closed? And if so, which ones?

As most of you know, many of our operational locations are already at or near capacity, so we do not anticipate substantial duplication of facilities. However, an assessment of areas where Nabors’ facilities overlap with C&J will occur during the integration planning process. Where it makes sense, we may consolidate some of the offices and facilities following the closing of the transaction. Our commitment is to inform you as soon as possible when decisions are made.

11.	Will any employees have to be relocated?

As we work through the integration planning process, there may be some opportunities for relocation, but we anticipate they will be minimal. Discussions about the approach to any potential employee relocations will occur during the integration planning process and we will communicate with those employees as soon as possible.

12.	Will there be a hiring process that Nabors employees will go through to continue employment with C&J? When will C&J talk to Nabors employees about their jobs and expectations?

No. Upon successful completion of the transaction, all employees of NCPS and NPS will remain employees of the NCPS and NPS, respectively, which will then become part of the combined company. These employees will not have to complete a hiring process in order to remain employed with the combined company. Of course, there may be changes that affect employees and the integration planning process is taking into account all scenarios and processes that may be necessary to ensure a seamless integration for all of our employees. You will be kept informed of any updates in a timely manner.

13.	What happens to our operating procedures and HR policies?

The harmonization of policies, procedures and standards is a significant component in achieving the synergies that this transaction provides and therefore is a focus area for each of the integration planning teams. The teams are developing plans to ensure a seamless integration of the two companies. You will be kept informed of any updates in a timely manner.

14.	Will my years of service at Nabors be recognized by C&J?

Yes, your prior years of service with Nabors will be recognized by C&J.

BENEFITS & COMPENSATION

15.	Will salaries or benefits change?

Until the transaction is completed, your compensation and benefits will remain unchanged (aside from any changes occurring as a matter of ordinary course). While at this stage in the process no definitive statements can be made, we realize an engaged workforce is the foundation for success and the demand for qualified people in every facet of our business is as high as it has ever been. We intend to take a positive approach, capitalizing on the strength of each company, to create competitive compensation and benefit packages that allow us to retain and attract the people we need to make the company a success.

16.	I am a NCPS employee in the United States. How will my 401(k) be handled after the transaction?

NCPS employees will remain in the Nabors 401(k) plan through the end of 2014. After the closing, they will be eligible to participate in the C&J plan. Detailed information regarding the C&J 401(k) plan, rollovers, loans, etc. will be provided closer to the 2014 year-end.

17.	I am a NPS or Abandonrite employee in Canada. How will the pension plan for NPS and Abandonrite be handled following the completion of the transaction?

NPS and Abandonrite employees currently participate in the Pension Plan for Employees of Nabors Drilling Canada Limited (the “Pension Plan”) and will continue to participate through the end of 2014. After the transaction closes, no further contributions will be made to the Pension Plan by you or by the company on your behalf. Following the closing, you will be entitled to transfer the full value of your Pension Plan entitlement to another eligible savings vehicle of your choice. A personalized statement of your Pension Plan entitlement and the transfer options available to you will be provided shortly after the transaction closes. Details of the C&J savings plan in Canada will be provided closer to the 2014 year-end.

18.	Can I still use my personal time off /vacation days?

Yes, while you are an employee of Nabors, personal time off should be scheduled in accordance with our normal practices. Additionally, the Nabors Vacation Policy will remain in place for 2014.

CORPORATE, OPERATIONS, MISCELLANEOUS

19.	What will the management structure of the combined company be?

As we prepare to bring together these two great organizations and plan our future course, we are focused on ensuring our company is best positioned to take full advantage of the significant synergies and execute on the new opportunities that will be provided by our greater scale, capabilities and resources. Central to this effort is our organizational structure. Although the integration team and steering committee are still developing the overall organizational structure as part of the integration planning process, we have determined the structure of the senior-most Executive Management Team for the new C&J combined company upon closing of the transaction.

Upon closing of the transaction:

•	Josh Comstock, C&J’s current Chief Executive Officer and Chairman of the Board, will continue in his role as CEO and Chairman.

•	Randy McMullen, C&J’s current President and Chief Financial Officer, will continue in his role as President and Chief Financial Officer and he will maintain responsibility for Accounting, Treasury, M&A, Investor Relations, HR, and IT/Business Systems.

•	Don Gawick, C&J’s current Chief Operating Officer, will continue in his role as Chief Operating Officer. In this role, he will oversee all of the Company’s Completion and Production Services divisions (both domestically and internationally), as well as Research & Technology, Sales and Marketing, and Corporate Operations Development.

•	Jim Prestidge, C&J’s current Chief Strategy Officer, will maintain the role of Chief Strategy Officer. In this role, he will oversee Supply Chain Management, Total Manufacturing, Blue Ribbon Technology, QHSE, and International Strategy Development.

•	Larry Heidt, Nabors’ President of Completion & Production Services, will join as President of the Company’s Production Services division, responsible for what was formerly the Production Services line of NCPS in the U.S., including Workover Rigs, Fluids, P&A Services, and KVS and Nabors Production Services in Canada, including Abandonrite.

•	Ted Moore, C&J’s current Executive Vice President, General Counsel and Corporate Secretary, will continue in his role as Executive Vice President, General Counsel and Corporate Secretary, with Compliance, Litigation, IP, international tax and strategy, and risk management under his purview.

As we continue to develop our integration plans, we will methodically analyze and, when in the best interest of the Company, redesign each of the organizational groups across all of our product and service lines and support functions. Our focus is to prepare C&J to continue growth in becoming a leading, diversified, global provider of the most technologically advanced completion and production services, while maintaining the high level of safety, service quality, efficiency and execution and creating value for our investors. At this stage in the process no other definitive statements can be made. Additional information regarding organizational structure will be shared as it becomes available.

20.	Will the Completion & Production Services business unit in the U.S. and the Production Services business in Canada remain as their own business units or will each report into existing organizations within C&J?

We expect that Production Services will remain a separate business unit. Discussions about the best organizational structure for Completion Services will occur during the integration planning process. Additional information regarding the organizational structure of the combined company will be shared as it becomes available.

21.	How will this transaction impact the support services, functions and systems that Nabors corporate shared services division is handling for NCPS today (e.g. Procurement, IT, HR)?

Until closing, Nabors corporate shared services will continue to support NCPS and NPS operations. Discussions about how to best structure the new combined company and manage the support services, functions and systems will occur during the integration planning process. It is our intention to structure these important components of the company to operate efficiently and partner effectively with operations in order to meet the shared business objectives. Additional information regarding specific support services, functions and systems will be shared as it becomes available.

22.	How will this impact our current and planned operations?

For now until closing of the transaction, it is business as usual. At this time, we do not anticipate any changes with respect to our ongoing business plans or operations.

23.	Will the company culture change?

One of the benefits of this transaction is the complementary nature of the two businesses, including C&J’s commitment to hard work and dedicated customer service. Although some changes are inevitable as we integrate the two companies, together the combined company will:

•	Provide unique value-added solutions

•	Deliver superior customer service

•	Produce high-performance equipment

•	Execute with exceptional levels of safety, efficiency and service quality

24.	How will this impact our service to customers? Can I share information about this transaction with customers, suppliers, or other associates?

From now until closing, it is business as usual as it pertains to the relationships with current vendors and suppliers as well. Please inform your customers that until the transaction closes, C&J, NPS and NCPS continue to operate as three separate, independent entities. C&J, NCPS and NPS cannot package or otherwise offer combined services until the transaction is complete. The combination of the companies is not expected to be complete until the end of the year. Upon closing of the transaction, you will be able to discuss the expanded service offerings and give more detail to your customers. Over time, your customers will benefit from our enhanced ability to provide more services, in more places as a part of C&J Energy Services. From now until closing, it is business as usual as it pertains to the relationships with your customers.

An assessment of NCPS’s, NPS’s and C&J’s current vendors, and any overlapping relationships, will occur during the integration planning process. When details regarding what, if any, changes will be implemented and the timetable for such changes become known, they will be communicated.

25.	Can we contact other employees at C&J?

Please do not initiate contact with any C&J employees unless directed to do so by your supervisor or the Integration Management Office.

26.	I have a lot of concerns about this transaction and need to speak with someone. Whom may I speak with? When will updates be communicated?

Working to bring two organizations together can be stressful. We understand that you want to know the impact of the integration in a timely manner and we are striving to minimize the period of uncertainty. We will continue to communicate with employees as integration plans develop.

As we move toward a consolidated company and decisions are made in the integration planning process, we will inform you in a timely manner. As part of our commitment to be open with our communications throughout this process, we have created a dedicated email address through which you can submit questions about this transaction: AskC&J@cjenergy.com. The integration team will review questions submitted, respond as we are able, and will make answers to “frequently asked questions” available for everyone in upcoming communications.

Important Information for Investors and Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Nabors Red Lion Limited (“Red Lion”), a subsidiary of Nabors, will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, which will include a prospectus of Red Lion and a proxy statement of C&J. Nabors, Red Lion and C&J also plan to file other documents with the SEC regarding the proposed merger. After the registration statement has been declared effective by the SEC, a definitive proxy statement/prospectus will be mailed to the stockholders of C&J. INVESTORS AND SECURITY HOLDERS OF C&J ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE PROPOSED MERGER THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and stockholders will be able to obtain free copies of the proxy statement/prospectus and other documents containing important information about Red Lion and C&J, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Nabors and Red Lion will be available free of charge on Nabors internet website at www.nabors.com under the tab “Investor Relations” and then under the tab “SEC Filings” or by contacting Nabors’ Investor Relations Department at 281-775-8038. Copies of the documents filed with the SEC by C&J will be available free of charge on C&J’s internet website at www.cjenergy.com under the tab “Investor Relations” and then under the tab “SEC Filings” or by contacting C&J’s Investor Relations Department at 713-260-9986.

Participants in the Solicitation

Red Lion, C&J and Nabors, and their respective directors and certain executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of C&J in connection with the proposed transaction. Information about the directors and executive officers of C&J is set forth in C&J’s proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 10, 2014. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from C&J and Nabors using the sources indicated above.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. These include statements regarding the effects of the proposed merger, estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties and are typically identified by words or phrases such as “may,” “will,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “forecast,” and other words and terms of similar meaning. For example, statements regarding future financial performance, future competitive positioning and business synergies, future acquisition cost savings, future accretion to earnings per share, future market demand, future benefits to stockholders, future economic and industry conditions, the proposed merger (including its benefits, results, effects and timing), and whether and when the transactions contemplated by the merger agreement will be consummated, are forward-looking statements within the meaning of federal securities laws.

These forward-looking statements are subject to numerous risks and uncertainties, many of which are beyond the companies’ control, which could cause actual benefits, results, effects and timing to differ materially from the results predicted or implied by the statements. These risks and uncertainties include, but are not limited to: the failure of the stockholders of C&J to approve the proposed merger; the risk that the conditions to the closing of the proposed merger are not satisfied; the risk that regulatory approvals required for the proposed merger are not obtained or are obtained subject to conditions that are not anticipated; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed merger; uncertainties as to the timing of the proposed merger; competitive responses to the proposed merger; costs and difficulties related to the integration of C&J’s business and operations with Red Lion’s business and operations; the inability to obtain or delay in obtaining cost savings and synergies from the proposed merger; unexpected costs, charges or expenses resulting from the proposed merger; the outcome of pending or potential litigation; the inability to retain key personnel; uncertainty of the expected financial performance of C&J following completion of the proposed merger; and any changes in general economic and/or industry specific conditions.

C&J and Nabors caution that the foregoing list of factors is not exclusive. Additional information concerning these and other risk factors is contained in C&J’s and Nabors’ most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other SEC filings, which are available at the SEC’s website, http://www.sec.gov. All subsequent written and oral forward-looking statements concerning C&J or Nabors, the proposed transaction or other matters attributable to C&J or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Each forward-looking statement speaks only as of the date of the particular statement, and C&J and Nabors do not undertake any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof.